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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|X|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                  Baker, Heather
          -------------------------------------------------------------
                             (Last) (First) (Middle)

                               2191 Hampton Avenue
          -------------------------------------------------------------
                                    (Street)

                          Montreal, Quebec  H4A-2K5  Canada
          -------------------------------------------------------------
                              (City) (State) (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                            Vitalstate, Inc. (VTST)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

                           Year Ending December 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Title:  President, CEO
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                5.             6.
                                                                 4.                             Amount of      Owner-
                                                                 Securities Acquired (A) or     Securities     ship
                                       2A.          3.           Disposed of (D)                Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)            Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------ at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)            of Issuer's    Indirect  Beneficial
Title of Security           Date       any                                       or             Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price   (Instr. 3 & 4) (Instr.4) (Instr.4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock,
  $.000333 par value        12-09-02                 A              100,000      (A)    (1)       100,000        (D)

Common Stock,
  $.000333 par value        04-03-02                 J3 (1)         308,334      (A)    (1)       308,334        (I)        (2)

Series A Preferred
  Stock, $.001 par value    04-03-02                 J3 (1)         616,666      (A)    (1)       616,666        (I)        (2)

Common Stock,
  $.001 par value           11-08-02                 A              150,000      (A)    (1)       150,000        (I)        (2)


===================================================================================================================================

(1)  The Reporting Person acquired the securities in an exchange of securities pursuant to a March 27, 2002 Reorganization
     Agreement by and among Issuer, Group Intercapital, Inc., Nuvo Way Inc., the Shareholders of Nuvo Way Inc. and Heather Baker.

(2)  The securities were issued to and acquired by 3073815 Canada, Inc., a corporation owned by the Reporting Person.


* If the form is filed by more than one reporting person, see instruction 4(b)(v).

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Warrants     $.50    11-08-02            A    150,000        05-08-04 05-07-06  com stk   150,000         150,000    (I)      (2)

Option       $.37    06-03-02            A     12,500        06-03-02 06-02-07  com stk    12,500          12,500    (D)

Option       $.37    06-03-02            A      6,250        07-03-02 06-02-07  com stk     6,250           6,250    (D)

Option       $.37    06-03-02            A      6,250        08-03-02 06-02-07  com stk     6,250           6,250    (D)

Option       $.69    10-10-02            A     75,000        04-10-03 10/09/07  com stk    75,000          75,000    (D)

Option       $.69    10-10-02            A     75,000        10-10-03 10/09/07  com stk    75,000          75,000    (D)

Option       $.69    10-10-02            A     75,000        04-10-04 10/09/07  com stk    75,000          75,000    (D)

Option       $.69    10-10-02            A     75,000        10-10-04 10/09/07  com stk    75,000          75,000    (D)

===================================================================================================================================
Explanation of Responses:

(2)  The securities were issued to and acquired by 3073815 Canada, Inc., a corporation owned by the Reporting Person.




/s/ Heather Baker                                          February 11, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.